UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G
(Rule 13d-102)



INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)1


MITY-LITE, INC.
-------------------------------
(Name of Issuer)


COMMON STOCK
----------------------------------
(Title of Class of Securities)


606850105
------------------------
(Cusip Number)


1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]

Page 1 of 7 Pages



CUSIP No. 606850105              13G                     Page 2 of 7 Pages
---------------------------------------------------------------------------
1.   Name of reporting persons
     S.S. or I.R.S. identification no. of above persons

          Gregory L. Wilson        Kathleen Wilson

---------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
                                                  (a)[   ]
          Husband/Wife                            (b)[ x ]
---------------------------------------------------------------------------
3.        SEC use only

---------------------------------------------------------------------------
4.        Citizenship or place of organization

          USA
---------------------------------------------------------------------------
                              5.   Sole Voting Power

                                   G. Wilson = 421,909
                                   K. Wilson = 435,209
     Number of                -----------------------------
     shares                   6.   Shared Voting Power
     beneficially
     owned by                      K. Wilson = 11,086
     each                     -----------------------------
     reporting                7.   Sole Dispositive Power
     person
     with                          G. Wilson = 421,909
                                   K. Wilson = 435,209
                              -----------------------------
                              8.   Shared Dispositive Power

                                   K. Wilson = 11,086
---------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

          421,909   G. Wilson direct
          435,209   K. Wilson direct
           11,086   K. Wilson indirect
          -------
          868,204   total
---------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
                                                                 [   ]
---------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
           12.9% G. Wilson
           13.6  K. Wilson
          -----
           26.5% Total
---------------------------------------------------------------------------
12.  Type of reporting person
          G. Wilson = IN      K. Wilson = IN
---------------------------------------------------------------------------


CUSIP No. 606850105              13G                     Page 3 of 7 Pages


Item 1(a).     Name of Issuer:


MITY-LITE, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

1301 West 400 North
Orem UT  84057


Item 2(a).     Name of Person Filing:

Gregory L. Wilson and Kathleen Wilson

Item 2(b).     Address of Principal Business Office or, if None, Residence:

10014 Altavilla Drive
Sandy, UT 84092

Item 2(c).     Citizenship:


USA

Item 2(d).     Title of Class of Securities:


COMMON STOCK

Item 2(e).     CUSIP Number:

606850105


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ]  Broker or Dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

          (h) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).



CUSIP No. 606850105              13G                     Page 4 of 7 Pages


Item 4.   Ownership:

     (a)  Amount beneficially owned:GLW direct = 421,909
                                     KW direct = 435,209
                                     KW indirect =11,086    Total 868,204

     (b)  Percent of Class:      GLW direct = 12.9%
                                 KW direct =  13.3%
                                 KW ind    =    .3%    Total 26.5%

     (c)  Number of shares as to which such person has:
                                                              GLW       KW
            (i) Sole power to vote or to direct the vote:    421,909   435,209
           (ii) Shared power to vote or to direct the vote:             11,086
          (iii) Sole power to dispose or to direct the
                disposition of:                              421,909   435,209
           (iv) Shared power to dispose or to direct
                the disposition of:                                     11,086


Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               If a parent holding company has filed this schedule, pursuant to Rule 13-d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


Item 8.   Identification and Classification of Members of the Group.

               If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.


CUSIP No. 606850105              13G                     Page 5 of 7 Pages


Item 9.   Notice of Dissolution of Group.

               Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution of that all further filings with respect to transactions in the security reported on will be filed, if required, by member of the group, in the individual capacity. See Item 5.


Item 10.  Certification.

               The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Date:          February 8, 1999

                    Signature:     /s/Gregory L. Wilson, /s/Kathleen Wilson
                                   -----------------------------------------
                    Name/Title:    Gregory L. Wilson, Chairman/President
                                   Kathleen Wilson

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.